UNI...
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8-52473

RECEIVED MAR 04 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/13/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Newmark Securities, LTD.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

202 S. Broadway
(No. and Street)

Tyler (City) Texas (State) 75702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Dial 903-597-2887
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chapman, Hext & Co., P.C.
(Name — *if individual, state last, first, middle name*)

301 S. Sherman, Suite 200 (Address) Richardson (City) Texas (State) 75081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, David Dial, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newmark Securities, LTD., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DEBORAH R. LUNDY
Notary Public, State of Texas
My Commission Expires
December 13, 2004

[signature]
Notary Public

[signature]
Signature

Manager
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPMAN, HEXT & CO., P.C.
A Professional Corporation
Certified Public Accountants
Management Consultants

301 South Sherman St., Suite 200
Richardson, Texas 75081-4166
972/644-7112
Fax: 972/680-8685
Website: www.chapmanhext.com

February 27, 2002

Mr. Barnard Young
NASD District #6
12801 N. Central Express #1050
Dallas, Texas 75243

RE: Annual Audited Report
Newmark Securities, LTD

Dear Mr. Young:

Please grant an extension to file the Annual Audited Report for Newmark Securities, LTD. We have completed our audit of the financial statements and are awaiting signature on FORM X-17A-5. There were no disagreements or unresolved issues related to the information found in the course of the audit. The individual who will sign the Facing Page is out of town. The reports should be delivered by March 6, 2002.

Very truly yours,

CHAPMAN, HEXT & CO., P.C.

Gregory W. Hext
Shareholder

GWH/gj

cc: Securities and Exchange Commission
801Cherry Street, Suite 1900
Fort Worth, Texas 76102

Securities and Exchange Commission
Federal Information Center
450 Fifth Street, NW
Mail Stop 2-8
Washington, D.C. 20549

TABLE OF CONTENTS

CHAPMAN, HEXT & CO., P.C.
A Professional Corporation
Certified Public Accountants
Management Consultants

301 South Sherman St., Suite 200
Richardson, Texas 75081-4166
972/644-7112
Fax: 972/680-8685
Website: www.chapmanhext.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Newmark Securities, Ltd.
Tyler, Texas

We have audited the accompanying statement of financial condition of Newmark Securities, Ltd. (a Texas Limited Partnership) as of December 31, 2001, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newmark Securities, Ltd. at December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chapman, Hext & Co., P.C.

Richardson, Texas
February 22, 2002

NEWMARK SECURITIES, LTD.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current Assets	
Cash	$ 16,589
Other Assets	
Deposits	6,800
NASD/CRD Account	1,373
Total Other Assets	8,173
Total Assets	$ 24,762

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	$ -
Partners' Capital	24,762
Total Liabilities and Partners' Capital	$ 24,762

The accompanying notes and auditors' report
are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

Expenses		
Accounting fees	$	475
Assessement		150
Dues and subscriptions		195
ECN's		3,900
Fidelity bond		248
Information services		42,973
Legals fees		640
Licenses and permits		3,627
Professional fees		1,051
Registration fees		1,451
Rent		6,000
Net Loss		(60,710)
Beginning Partners' Capital		15,472
Additional capital contributed		70,000
Ending Partners' Capital	$	24,762

The accompanying notes and auditors' report
are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

	Newmark Companies, LLC	Newmark Management, LLC	Total
Beginning Capital	$ 15,457	$ 15	$ 15,472
Capital contributed	69,930	70	70,000
Partners' share of net loss	(60,649)	(61)	(60,710)
			-
Ending Capital	$ 24,738	$ 24	$ 24,762

The accompanying notes and auditors' report
are an integral part of these financial statements.

NEWMARK SECURITIES, LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities	
Net loss	$ (60,710)
Changes in account balances which effect operating activities	
NASD/CRD account	(1,373)
Accounts payable	(493)
Net Cash Used by Operating Activities	(62,576)
Cash Flows From Investing Activities	
Capital contributed	70,000
Net Cash Provided by Investing Activities	70,000
Net Increase in Cash	7,424
Cash, Beginning of Period	9,165
Cash, End of Period	$ 16,589

The accompanying notes and auditors' report are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

Organization and Nature of Business

The Partnership is a development stage broker-dealer registered with the Securities and Exchange Commission (SEC) in accordance with the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers (NASD). The Partnership is identified by the symbol NWMK on the NASDAQ system. The partnership was certified in the State of Texas July 6, 1999.

The Partnership acts as a broker-dealer and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made.

Cash

Cash of the Partnership is composed of demand deposits with banks.

Estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affected reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PARTNERS' CAPITAL AND NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may not fluctuate on a daily basis. At December 31, 2001, the Partnership has net capital of $16,589 and the ratio of aggregate indebtedness is incalculable because the partnership has no debt.

NOTE 3. INCOME TAXES

The Partnership is a limited partnership. The partners are taxed individually on their proportionate share of the Partnership's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

NOTE 4. SUBORDINATED LIABILITIES

There are no liabilities that were subordinated to claims of general creditors at December 31, 2001.

NOTE 5. RELATED PARTY TRANSACTIONS

The Partnership entered into an agreement with L&D Trading Group, Inc., a related entity, effective October 11, 2000 to lease office space. The agreement stipulates that Newmark Securities, LTD. agrees to pay $500 per month. The lease expires as of May 31, 2002. The minimum lease payments required for 2002 is $2,500.00.

A related party provides administrative and accounting personnel for the partnership.

SUPPLEMENTARY FINANCIAL INFORMATION

NEWMARK SECURITIES, LTD.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2001

SCHEDULE I

COMPUTATION OF NET CAPITAL

Total partners' capital	$ 24,762
Less unallowable deposits	8,173
Net Capital	$ 16,589

STATEMENTS OF OMITTED SUPPLEMENTAL DATA

SCHEDULE II

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Newmark Securities, Ltd. is exempt from the requirements of Rule 15c3-3. The provisions of this rule are not applicable to Newmark Securities, Ltd. due to exception (k)(2)(ii).

SCHEDULE III

There are also no reconciling items between the computation of net capital under rule 15c3-1 and the computation for determination of the Reserve Requirement of Rule 15c3-3. Therefore, no reconciliation has been shown in these financial statements.

NEWMARK SECURITIES, LTD.

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2001

SCHEDULE IV

Net Capital, unaudited Form X-17A-5 Part IIA	$ 16,589
Net capital, audited report	16,589
Difference	$ -

Note: The total non-allowable assets from Statement of Financial Condition on Form X-17A-5 Part II A differs due to the difference in method of accounting. The original report included $41,695 in organization costs net of amortization as reported on the partnership's tax return. Because organization costs are expensed as incurred according to SOP-98-5, the audited reports are adjusted to conform to generally accepted accounting principles. The net capital remains the same.

NEWMARK SECURITIES, LTD.

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2001

REPORT ON INTERNAL CONTROL

To the Partners
Newmark Securities, LTD.

In planning and performing our audit of the financial statements and supplemental schedules of Newmark Securities, Ltd. (the Partnership) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

To the Partners
Newmark Securities, LTD.
Page Two

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. Fn 1(1)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives. Fn 2(2)

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Chapman, Hext & Co., P.C.

Richardson, Texas
February 22, 2002

NEWMARK SECURITIES, LTD.
(A TEXAS LIMITED PARTNERSHIP)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

RECEIVED
PROCESSING
MAR 0 4 2002
316